Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROYAL GROUP
TECHNOLOGIES LIMITED

Fifteen months ended December 31, 2004 and year ended September 30, 2003

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Royal Group Technologies Limited as at December 31, 2004 and September 30, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the fifteen months ended December 31, 2004 and year ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and September 30, 2003 and the results of its operations and its cash flows for the fifteen months ended December 31, 2004 and year ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
March 30, 2005

KPMG LLP, a Canadian limited liability partnership is Canadian member firm of KPMG International, a Swiss coperative.

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2004 and September 30, 2003

	2004	2003
Assets
Current assets:
Cash	$112,088	$-
Accounts receivable (note 5)	257,346	342,601
Inventories (note 6)	456,339	401,619
Prepaid expenses	13,893	20,498
	839,666	764,718
Property, plant and equipment (note 7)	1,330,600	1,482,723
Future income tax assets (note 14)	16,561	26,600
Goodwill	213,620	218,679
Other assets (note 8)	44,525	37,734
	$2,444,972	$2,530,454
Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness (note 10)	$-	$355,080
Accounts payable and accrued liabilities (note 9)	268,348	258,592
Term bank loan (note 10)	324,836	-
Term debt due within one year (note 10)	18,303	21,266
	611,487	634,938
Term debt (note 10)	303,214	383,332
Future income tax liabilities (note 14)	149,049	131,169
Minority interest	15,761	15,603
Shareholders' equity:
Capital stock (note 11)	633,754	632,711
Contributed surplus (note 1(j))	3,703	74
Retained earnings	878,779	841,930
Currency translation adjustment (note 1(h))	(150,775)	(109,303)
	1,365,461	1,365,412
Investigations (note 2)
Subsequent event (note 10)
Commitments and contingencies (notes 18 and 19)
	$2,444,972	$2,530,454

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"V. James Sardo"
Director, Interim President and
Chief Executive Officer

"Robert Lamoureux"
Director, Interim Chief Financial Officer

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

	2004	2003
Net sales	$2,335,131	$1,885,397
Cost of sales	1,735,389	1,497,277
Gross profit	599,742	388,120
Operating expenses	472,964	402,127
Earnings (loss) before the undernoted	126,778	(14,007)
Interest and financing charges (note 13)	50,651	50,712
Earnings (loss) before income taxes and minority interest	76,127	(64,719)
Income taxes (recovery) (note 14)	38,960	(4,483)
Earnings (loss) before minority interest	37,167	(60,236)
Minority interest	(318)	2,025
Net earnings (loss)	$36,849	$(58,211)
Earnings (loss) per share (note 12):
Basic	$0.39	$(0.62)
Diluted	0.39	(0.62)

Consolidated Statements of Retained Earnings
(In thousands of Canadian dollars)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

	2004	2003
Retained earnings, beginning of period	$841,930	$900,141
Net earnings (loss)	36,849	(58,211)
Retained earnings, end of period	$878,779	$841,930

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

	2004	2003
Cash provided by (used in):
Operating activities:
Net earnings (loss)	$36,849	$(58,211)
Items not affecting cash (note 16(a))	208,377	247,188
Change in non-cash working capital (note 16(b))	25,436	45,944
	270,662	234,921
Financing activities:
Increase in term bank loan (note 10)	500,000	-
Repayment of term bank loan (note 10)	(175,164)	-
Repayment of term debt	(57,456)	(101,686)
Proceeds from issuance of shares under stock option plan (note 11)	1,043	14
	268,423	(101,672)
Investing activities:
Acquisition of property, plant and equipment	(99,725)	(93,533)
Acquisitions of other businesses	-	(4,525)
Proceeds from sale of non-strategic assets	31,934	-
Change in investments	(2,014)	-
Change in other assets	(1,088)	820
Change in minority interest	338	(5,889)
	(70,555)	(103,127)
Effect of foreign exchange rate changes on cash	(1,362)	(1,417)
Increase in cash	467,168	28,705
Bank indebtedness, beginning of period	(355,080)	(383,785)
Cash (bank indebtedness), end of period	$112,088	$(355,080)
Supplemental cash flow information:
Interest and financing charges paid	$51,477	$47,263
Income taxes paid	8,892	-
Income tax refund received	-	7,884

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The more significant accounting principles used by management are outlined below. A reconciliation to accounting principles generally accepted in the United States is shown in note 21.

	(a)	Change in year-end:

Royal Group Technologies Limited (the "Company") changed its fiscal year end to December 31 from September 30 to coincide with the calendar year. The change to a calendar year basis will be more consistent with its sales planning and business reporting activities and programs. Accordingly, the December 31, 2004 financial statements cover a fifteen month fiscal period.

	(b)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest. All significant intercompany profits, transactions and balances have been eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for using the equity method and investments where the Company does not control or exercise significant influence are accounted for using the cost method.

	(c)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. The most significant estimates that the Company is required to make relate to allowance for doubtful accounts, inventory obsolescence, income taxes and possible losses arising from lawsuits. Actual results could differ from those estimates.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

	(d)	Inventories:

Inventories are stated at the lower of cost, using the first-in, first-out method, and replacement cost for raw materials and work in process, and net realizable value for finished goods.

	(e)	Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Interest costs relating to loans used to fund major capital expenditures are capitalized up to the time the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	20 - 40 years
Plant equipment	10 - 15 years
Dies and moulds	4 - 10 years
Office and computer equipment and computer software	3 - 10 years
Aircraft and transport equipment	5 - 20 years

An impairment loss is recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

(f)	Goodwill and other assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the impaired fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described above by allocating the fair value of the reporting unit in a manner similar to a purchase allocation. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings before extraordinary items and discontinued operations.

The Company completed the annual impairment assessment and no impairment loss was recorded in the fifteen months ended December 31, 2004 and in the year ended September 30, 2003.

Intangible assets must meet certain criteria to be recognized and reported separately from goodwill. The Company has definite life intangible assets which consist of patents. These were evaluated, including the estimates of remaining useful lives, and they continue to be amortized on a straight-line basis over 5 to 17 years.

Deferred financing costs are amortized over the life of the related debt instruments.

	(g)	Revenue recognition:

Revenue from product sales is recognized pursuant to sales contracts, when goods are shipped, at which time a provision for estimated returns is recorded. In addition, the price of the sale must be fixed or determinable, there must be no further performance obligations and collection must be reasonably assured.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

	(h)	Foreign currency translation:

The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into the functional currency of the entity using the current rate method. Assets and liabilities are translated at the exchange rates in effect at the consolidated balance sheet dates and revenue and expenses are translated at average exchange rates for the period. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "Currency Translation Adjustment" account in shareholders' equity until there is a realized reduction in the net investment. The change in the balance of currency translation adjustment is due predominantly to the strengthening of the Canadian dollar against the U.S. dollar.

The accounts of the Company's foreign operations that are considered to be integrated are translated into the functional currency of the entity using the temporal method.

Gains and losses on the translation of the U.S. dollar-denominated senior notes (note 10) are designated as a hedge of the U.S. dollar net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operations and are included in the currency translation adjustment.

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated into the functional currency of the entity at the rate of exchange in effect at the consolidated balance sheet dates. All revenue and expenses denominated in foreign currencies are translated at average rates in effect during the period. Translation gains and losses are included in the consolidated statements of earnings.

	(i)	Research and development:

The Company carries on various applied research and development ("R&D") programs, certain of which are partially funded by governments, including investment tax credits. R&D expenditures are charged to earnings in the period in which they are incurred. Funding received is accounted for using the cost reduction approach. Total R&D expenditures net of recoveries from governments were approximately $16,157 (2003 - $14,985), of which $8,416 (2003 - $7,005) was expensed to cost of sales.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

	(j)	Stock-based compensation plans:

		(i)	Long-term incentive plan (formerly the 1994 Stock Option Plan):

The Company accounts for employee stock options by measuring the compensation costs for options granted on or after October 1, 2002 under the fair value-based method of accounting, using the Black-Scholes option pricing model.

		(ii)	Restricted stock unit plan:

During the fifteen months ended December 31, 2004, the Company established a Restricted Stock Unit Plan ("RSUP") for the purposes of offering the exchange of options granted under the Company's Long-Term Incentive Plan (formerly the Company's 1994 Stock Option Plan). Details of the exchange are described in note 11.

		(iii)	Senior management incentive plan:

During the fifteen months ended December 31, 2004, the Company established a Senior Management Incentive Plan ("SMIP"). This plan provides for the issuance of a maximum of 1,400,000 restricted stock units ("RSUs"). Details of this plan are described in note 11.

	(k)	Income taxes:

The Company applies the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax assets and the tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

	(l)	Asset retirement obligations:

Effective for the fifteen months ended December 31, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard for asset retirement obligations ("Section 3110"). The standard addresses the recognition and measurement of legal obligations associated with the retirement of property and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated assets. This accretion amount is charged to earnings for the period. The impact of the adoption of this new standard in the fifteen months ended December 31, 2004 is not significant to the Company's financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.	Significant accounting policies (continued):

	(m)	Guarantees:

Effective for the fifteen months ended December 31, 2004, the Company adopted Accounting Guideline 14, "Disclosure of Guarantees", issued by the CICA in February 2003. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including indemnity) that contingently requires the Company to make payments to the guaranteed party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. The impact of the adoption of this new guideline in the fifteen months ended December 31, 2004 is not significant to the Company's financial statements.

	(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

2.	Investigations:

	(a)	Background:

The Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission ("Commission") was conducting a regulatory investigation of the Company. The Special Committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the "Resort"). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort are as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

The Special Committee consisted solely of three independent directors, at that time, who retained independent legal counsel who in return retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions be taken as of April 21, 2004.

On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company's lead bank. The Order, which relates to the time period January 1, 1996 and July 30, 2004, requires that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP's investigation.

On October 21, 2004, the Company announced that it expanded the Special Committee of its board of directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company's lead bank. The second Order, which relates to the time period January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

Both Orders include allegations of actions contrary to the Criminal Code and include allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the chief executive officer and the chief financial officer at that time, and certain non-executive president and employees of the Company at that time and a former officer of the Company.

On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board was dismissed. The board of directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

The Company understands that the RCMP continues its previously announced investigation. The Commission has also indicated that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. In addition, the Special Committee has been communicating with the Securities and Exchange Commission ("SEC") to keep the SEC advised of the progress of the Special Committee's work. As part of these investigations, the Company has received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Company and its previously reported financial results.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

	(b)	Historical related party transactions:

In the course of the Company's investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements:

(i)
The Company purchased what has been called the "Vaughan West Lands" in 1998 for approximately $27.4 million. The Company purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the land for $20.9 million shortly before it was sold to the Company.

(ii)
The Company received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) ("Masonite"). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite's shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of about $1.7 million). The Company's exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2.65 million with the Company which funded the Company's payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.

		(iii)	The Company sold products and services to a company related to the controlling shareholder, as follows:

1998	$150
1999	3,750
2000	9,620
2001	7,560
2002	11,460

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

(iv)
During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

(v)
During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

	(vi)	During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

	(vii)	From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

	(viii)	In 1997, the Company acquired Baron Metals Industries Inc., a company that the controlling shareholder held a 17.7% interest in, for $11,500.

	(ix)	In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, that the controlling shareholder held a minority interest in, for $2,900.

	(x)	In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company that the controlling shareholder held a 40% interest in, for $1,870.

	(xi)	In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

	(xii)	In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

	(xiii)	In 1997, the Company purchased two parcels of real estate from a company related to a director for $2,550.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

	(xiv)	The Company sold real estate to the controlling shareholders, as follows:

1994	$220
1995	810
1996	90
2000	200

(xv)	In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

(xvi)	The Company sold real estate to a significant shareholder, as follows:

1995	$110
1997	80

(xvii)	During 1999 to 2001, the Company entered into 9 joint land service agreements with Companies related to the controlling shareholder and a director of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

2.	Investigations (continued):

	(c)	Agreement with the controlling shareholder:

At the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6.5 million plus interest of $2.2 million) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company has agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purpose (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1.13 million, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him. The controlling shareholder also agreed to release the Company from all known claims that he may have against the Company.

The conversion transaction and the settlement with the controlling shareholder are both subject to shareholder approval at the upcoming Annual and Special General Meeting expected to take place on May 25, 2005.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

3.	Business development:

Acquisitions of other businesses:

During 2004, there were no acquisitions of businesses.

During 2003, the Company acquired working capital and property, plant and equipment from certain businesses for aggregate consideration of $4,525 cash. The assets acquired are recorded at fair value and there was no cash in the working capital acquired. These acquisitions were accounted for by the purchase method and are summarized as follows:

Working capital	$1,600
Property, plant and equipment	2,925
Total purchase price	$4,525

4.	Interest in joint ventures:

The Company's proportionate interest in joint ventures includes the following:

	2004	2003
Assets:
Current assets	$9,427	$11,650
Property, plant and equipment	11,250	12,414
Total assets	20,677	24,064
Liabilities:
Current liabilities	4,290	6,946
Future income tax liabilities	1,419	1,384
Long-term liabilities	1,100	1,899
Total liabilities	6,809	10,229
Net assets	$13,868	$13,835
Net sales	$54,014	$41,766
Net earnings	3,928	3,153
Cash provided by operating activities	$4,655	$2,417
Acquisition of property, plant and equipment	1,378	705

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

4.	Interest in joint ventures (continued):

The Company is contingently liable for the proportionate share of its Joint Ventures partners' liabilities but has recourse to the assets of the Joint Ventures.

5.	Accounts receivable:

	2004	2003
Trade	$261,275	$335,184
Allowance for doubtful accounts	(19,696)	(14,414)
	241,579	320,770
Taxes and other	15,767	21,831
	$257,346	$342,601

6.	Inventories:

	2004	2003
Raw materials and work in process	$155,760	$147,385
Finished goods	300,579	254,234
	$456,339	$401,619

7.	Property, plant and equipment:

		Accumulated	Net book
2004	Cost	amortization	value
Land	$97,121	$-	$97,121
Buildings	534,728	106,330	428,398
Plant equipment	1,075,568	457,700	617,868
Dies and moulds	273,137	165,279	107,858
Office and computer equipment and computer software	55,002	45,030	9,972
Aircraft and transport equipment	38,251	28,742	9,509
	2,073,807	803,081	1,270,726
Assets under construction	53,823	-	53,823
Assets held for sale	7,647	1,596	6,051
	$2,135,277	$804,677	$1,330,600

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

7.	Property, plant and equipment (continued):

		Accumulated	Net book
2003	Cost	amortization	value
Land	$98,864	$-	$98,864
Buildings	549,375	92,535	456,840
Plant equipment	1,102,082	397,106	704,976
Dies and moulds	248,971	127,956	121,015
Office and computer equipment and computer software	54,060	41,233	12,827
Aircraft and transport equipment	35,980	23,312	12,668
	2,089,332	682,142	1,407,190
Assets under construction	52,334	-	52,334
Assets held for sale	24,927	1,728	23,199
	$2,166,593	$683,870	$1,482,723

Total amortization expense for property, plant and equipment was $160,691 (2003 - $124,013).

Assets under construction are expected to be placed into productive use during fiscal 2005 and consist of land and buildings under construction of $9,933 (2003 - $15,501) and plant equipment under construction of $43,890 (2003 - $36,833). Amortization of these assets begins once they are substantially completed and put into use. No interest was capitalized to assets under construction in the period ended December 31, 2004 (2003 - $2,300).

Assets held for sale are expected to be disposed of during the next twelve months and are measured at their fair value less disposal costs. These assets primarily comprise certain real estate and buildings and have a carrying value of $6,051 (2003 - $23,199). The loss resulting from the valuation of these assets at market value recorded in 2004 is $950 (2003 - $1,500) and is included in operating expenses line of the consolidated statements of earnings. These assets are included in the Support segment of the Company's operations.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

7.	Property, plant and equipment (continued):

In 2003, the Company evaluated its foreign operations and decided to focus its efforts on the primary building products that the Company has to offer, with the Royal Building Systems being positioned as one product within this line-up. Based on further evaluation in 2004, the Company determined that the carrying amounts of property, plant and equipment in its Mexican operations may not be recoverable and, therefore, recorded an impairment loss. The fair value of the impaired assets was determined based on a valuation using a present value model as at the date of the impairment test. An impairment loss of $17,523 was recorded in 2004 (2003 - $23,416) and is included in the cost of sales and operating expenses line of the consolidated statements of earnings. The impaired long-lived assets are included in the Products segment of the Company's operations.

During 2003, the Company evaluated certain of its long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Company wrote down these assets to their net realizable value and recorded a charge of $33,600. This charge is included in the cost of sales and operating expenses line of the consolidated statements of earnings. The long-lived assets associated with this charge are included in the Products segment of the Company's operations. There is no write-down of assets to their net realizable value in the fifteen months ended December 31, 2004.

8.	Other assets:

	2004	2003
Patents, net of accumulated amortization of $6,657 (2003 - $7,252)	$7,447	$10,415
Deferred financing costs, net of accumulated amortization of $1,810 (2003 - $1,481)	1,345	1,735
	8,792	12,150
Investments	35,733	25,584
	$44,525	$37,734

Amortization expense for patents was $3,528 (2003 - $2,350). Amortization expense for deferred financing costs was $329 (2003 - $280).

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

8.	Other assets (continued):

Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods.

The equity earnings (loss) of the investments were $(120) (2003 - $200).

9.	Accounts payable and accrued liabilities:

	2004	2003
Trade	$197,213	$175,530
Taxes and other	71,135	83,062
	$268,348	$258,592

10.	Bank indebtedness, term bank loan and term debt:

On October 29, 2003, the Company converted the debt drawn under its revolving, unsecured bank credit facility to a non-revolving, non-amortizing term bank loan in the amount of $500,000 with a syndicate of banks. During the current fiscal period, the Company repaid $175,164 of this term bank loan, leaving $324,836 (2003 - $389,661) drawn at December 31, 2004, which is repayable on April 28, 2005.

The bank credit facility is for working capital requirements, acquisitions and capital expenditures, and bears interest at prime or at 1.50% (2003 - 0.950%) over Bankers' Acceptance rates or LIBOR, plus a standby fee of nil (2003 - 0.175%) on the undrawn portion of the facility, payable quarterly in arrears. Additionally, utilization fees are determined quarterly in arrears at 0.05% (2003 - 0.05%), if one-third to two-thirds of the facility is drawn, and 0.10% (2003 - 0.10%), if greater than two-thirds of the facility is drawn. The drawn down fee is subject to variation if the Company's term credit rating is adjusted.

The Company is subject to covenants under its various lending agreements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

10.	Bank indebtedness, term bank loan and term debt (continued):

The Company finalized a credit facility with three banks on March 24, 2005. It is a $340 million revolving credit facility with a secured portion and an unsecured portion. The secured portion (which is $300 million until September 1, 2005 and increases to $312.5 million on September 1, 2005) bears interest at prime plus 1% reducing to 0.5% on the conversion of the multiple voting shares, or either LIBOR plus 2% or Bankers' Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares. The standby fee on the secured portion of the credit facility is 0.4% on the undrawn portion, reducing to 0.3% on the conversion of the multiple voting shares. There are no additional utilization fees. This portion of the new credit facility will be secured by substantially all of the Company's assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada.

Until September 1, 2005, the additional $40 million ($37.5 million of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Bankers' Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005. The standby fee on the unsecured portion of the credit facility is 1.1% on the undrawn portion, reducing to 1% on the conversion of the multiple voting shares.

On September 1, 2005, the credit facility reduces to $312.5 million and the entire amount is secured. The credit facility matures on April 30, 2006.

Under the new facility, the Company will be subject to financial covenants including:

	(a)	Ratio of funded debt to funded debt plus minority interest plus the Company's shareholders' equity on a consolidated basis, shall not exceed 0.40 to 1.0;

	(b)	Ratio of funded debt to adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis shall not exceed 3.00 to 1.0;

	(c)	Interest coverage ratio shall not be less than 5.0 to 1; and

	(d)	Minimum tangible net worth shall not be less than $1,050,000.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

10.	Bank indebtedness, term bank loan and term debt (continued):

On March 23, 2005, the Company signed a letter of intent for a separate unsecured facility of up to $30 million at a higher rate than the bank facility. This facility, which expires May 1, 2006, will provide added liquidity, although the Company does not expect to draw down on it to any significant extent or for more than a short period of time.

The Company has outstanding $116,532 (2003 - $150,000) of medium-term notes. These notes are unsecured, ranking pari passu with the existing unsecured bank credit facility. On April 13, 2000, the Company issued $150,000 of notes bearing a coupon rate of 6.90%, payable semi-annually in arrears and maturing April 13, 2010, at which time the notes are due in full.

The Company purchased for cancellation during the current fiscal period a total of $33,468 of its medium-term notes outstanding, recognizing a gain of $812.

The Company has private placements of unsecured senior notes outstanding as follows:

	(a)	US $30,000 (Canadian $36,057), bearing interest at 7.17% with equal annual principal repayments due from August 2005 to 2006;

	(b)	US $25,000 (Canadian $30,048), bearing interest at 7.31%, due August 2006; and

	(c)	US $115,000 (Canadian $138,218), bearing interest at 7.10%, due November 2007.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

10.	Bank indebtedness, term bank loan and term debt (continued):

The Company retired US $15,000 (Canadian $19,800) of its unsecured senior notes during the current fiscal year.

	2004	2003
Bank indebtedness:
Bankers' acceptances advances revolving credit facility	$-	$318,000
LIBOR advances (US $53,000)	-	71,661
	-	389,661
Less cash	-	34,581
Bank indebtedness	$-	$355,080
Term bank loan:
Non-revolving credit facility	$302,000	$-
LIBOR advances (US $19,000)	22,836	-
Term bank loan	$324,836	$-
Term debt:
Medium-term notes outstanding	$116,532	$150,000
Senior notes outstanding (US $170,000; 2003 - US $185,000)	204,323	250,139
Other term debt requiring periodic principal repayments	662	4,459
	321,517	404,598
Term debt due within one year	(18,303)	(21,266)
Term debt	$303,214	$383,332

Term debt principal repayments, using the year-end exchange rates, for the next five fiscal years and thereafter, are as follows:

2005	$18,303
2006	48,350
2007	138,332
2008	-
2009	-
Thereafter	116,532
$321,517

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.	Capital stock:

Authorized capital stock of the Company consists of the following:

	(a)	Unlimited preference shares:

Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares is issued or outstanding.

	(b)	Unlimited subordinate voting and multiple voting common shares:

		(i)	Subordinate voting common shares:

Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.

		(ii)	Multiple voting common shares:

Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis, at the shareholder's option.

In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

The following common shares have been issued:

	Subordinate voting		Multiple voting		Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 2002	77,282,173	$616,062	15,935,444	$16,635	93,217,617	$632,697
Issued for cash under stock option plan	3,000	14	-	-	3,000	14
Balance, September 30, 2003	77,285,173	616,076	15,935,444	16,635	93,220,617	632,711
Issued for cash under stock option plan	135,553	1,043	-	-	135,553	1,043
Balance, December 31, 2004	77,420,726	$617,119	15,935,444	$16,635	93,356,170	$633,754

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.	Capital stock (continued):

The Company maintains a stock option plan to allow management and key operating personnel to purchase subordinate voting shares, substantially exercisable as to half on or after three years from the date of issue, with the balance after six years from the date of issue. The maximum number of subordinate voting shares reserved to be issued for options cannot exceed 8,058,039 and all options expire nine years after the date of issue.

The number of stock options has varied as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Balance, beginning of period	9,107,217	$27.10	9,663,517	$27.45
Granted	-	-	60,000	17.14
Exercised	(135,553)	7.69	(3,000)	11.25
Cancelled/expired	(5,903,711)	27.19	(613,300)	31.62
Balance, end of period	3,067,953	27.78	9,107,217	27.10
Options exercisable, end of year	2,583,453	$27.83	4,662,469	$23.43

Included in the above 2004 cancelled/expired options were 3,478,181 options that were exchanged for 315,613 RSUs.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise	Number	contractual	exercise	Number	exercise
price per share	outstanding	life (years)	price	exercisable	price
$14.95 - $24.80	877,450	2.8	$21.76	827,450	$22.01
$25.00 - $28.00	778,500	5.1	25.74	488,000	25.52
$28.05 - $32.45	773,500	2.5	29.95	687,750	29.83
$33.00 - $42.25	638,503	2.1	35.88	580,253	35.72
	3,067,953		27.78	2,583,453	27.83

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.	Capital stock (continued):

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model. No options were granted in 2004.

Assumptions	2003
Risk-free interest rate	3.8%
Expected life	5.2 years
Expected volatility	49.7%
Dividend yield	-
Weighted average fair value of options granted	$8.26

After-tax compensation expense of $45 (2003 - $74) was recorded in the period related to stock options issued after October 1, 2002.

During the fifteen-month period ended December 31, 2004, the Company established the RSUP for the purpose of offering an exchange of options granted under the Company's Long-Term Incentive Plan (formerly the Company's 1994 Stock Option Plan). On July 2, 2004, restricted stock units were granted to approximately 600 employees of the Company in exchange for 3,478,181 options granted under the Company's Long-Term Incentive Plan. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date. At the settlement date of December 31, 2004, 88,322 RSUs elected to settle in shares. The shares were issued subsequent to period end. In addition, 219,310 RSUs elected settlement in cash based upon the closing price of the Company's subordinate voting shares at December 31, 2004 of $12.59. The cash payment was made subsequent to period end. Additionally, 7,981 RSUs were cancelled. Total compensation expense recorded in 2004 was $3,873. $1,112 relating to RSUs, which elected share settlement, was credited to contributed surplus.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.	Capital stock (continued):

During the fifteen month period ended December 31, 2004, the Company established the SMIP to provide for the issuance of a maximum of 1,400,000 RSUs. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Company's intention to settle in shares on the entitlement date. On July 2, 2004, 1,395,000 RSUs were granted to approximately 60 senior employees and members of senior management of the Company. RSUs were valued at their fair market value on the grant date and compensation expense related to the SMIP is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart is recorded as contributed surplus. 375,000 RSUs were cancelled before period end. Based on the market price on the grant date of these RSUs, compensation expense of $2,472 was recorded in 2004. Compensation expense of $4,944 is expected to be recorded in 2005 and 2006.

12.	Earnings (loss) per share:

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares, using the treasury stock method:

	2004		2003
	Weighted		Weighted
	average	Per	average	Per
	number of	common	number of	common
	common	share	common	share
	shares	amount	shares	amount
Basic net earnings (loss) per common share	93,342,490	$0.39	93,219,925	$(0.62)
Dilutive effect of stock options	-	-	-	-
Dilutive effect of RSU (RSUP)	88,322	-	-	-
Dilutive effect of RSU (SMIP)	1,332,500	-	-	-
Diluted net earnings (loss) per common share	94,763,312	$0.39	93,219,925	$(0.62)

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

12.	Earnings (loss) per share (continued):

In the fifteen month period ended December 31, 2004, all options to purchase common shares were not included in the computation of diluted earnings per share because the options' exercise prices exceeded the average market price of the common share for the reporting period.

For the year ended September 30, 2003, the Company excluded potential share equivalents from the loss per share calculation as they were anti-dilutive.

13.	Interest and financing charges:

	2004	2003
Interest expense:
Operating	$1,881	$15,343
Term bank loan	13,235	-
Term loan	32,386	30,172
Bank and financing charges	2,820	4,917
Amortization of deferred financing costs	329	280
	$50,651	$50,712

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

14.	Income taxes:

Total income tax expense (recovery) for the fifteen month period ended December 31, 2004 and year ended September 30, 2003 are allocated as follows:

	2004	2003
Earnings (loss) before income taxes and minority interest:
Canadian operations	$95,962	$64,013
Foreign operations	(19,835)	(128,732)
	$76,127	$(64,719)
Current income tax expense:
Canadian operations	$13,474	$8,479
Foreign operations	3,653	200
	17,127	8,679
Future income tax expense (recovery):
Canadian operations	18,881	4,611
Foreign operations	2,952	(17,773)
	21,833	(13,162)
	$38,960	$(4,483)

The following summarizes the recognition of income tax expense using a weighted average income tax rate (as a reference point only in that there is no single jurisdiction in which the Company operates that is predominant or for which there is a more appropriate rate) compared with the Company's actual income tax expense. The weighted average rate has been determined based on the proportion of the statutory rate in each jurisdiction to the income before tax attributable to each jurisdiction.

	2004	2003
Earnings (loss) before income taxes and minority interest	$76,127	$(64,719)
Expected income taxes based on an effective manufacturing and processing income tax rate of approximately 34.12% (2003 - 33.12%)	$25,975	$(21,435)
Changes in income taxes attributed to:
Adjustment to future income tax assets and liabilities for enacted changes in tax laws and rates	13,000	(565)
Increase (decrease) in non-deductible expenses incurred in foreign jurisdictions	(1,816)	11,927
Refundable income taxes and other	1,801	5,590
	$38,960	$(4,483)

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

14.	Income taxes (continued):

In accordance with the Canadian income tax accounting standard (note 1(k)), the effects of enacted changes in federal or provincial income tax rates on future income tax assets and liabilities are included in the Company's consolidated financial statements. The effect of the enacted changes in the provincial income tax rates is reported as a $13,000 increase (2003 - $565 decrease) to future income tax expense and liability in fiscal 2004.

The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

Future income tax assets arise from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at December 31, 2004 and September 30, 2003 are presented below:

	2004	2003
Future income tax assets:
Share issue costs	$-	$706
Non-capital loss carryforwards	17,561	28,206
Other, including refundable taxes	-	1,681
	17,561	30,593
Less valuation allowance	1,000	3,993
Future income tax assets	$16,561	$26,600
Future income tax liabilities:
Capital, intangible and other assets	$(133,562)	$(115,682)
Other	(15,487)	(15,487)
Future income tax liabilities	$(149,049)	$(131,169)

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

14.	Income taxes (continued):

As at December 31, 2004, the Company had operating loss carry forwards of $110,596. A summary of the operating loss carryforwards by year of expiry is as follows:

2021	$37,404
2022	40,034
2023	1,838
2024	4,953
Indefinite	26,367

15.	Segment reporting data:

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

The Company's significant operating segments are:

	(a)	Products segment:

This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products and various applications of the building system used to construct a broad array of structures, pipe/fittings and other construction products.

	(b)	Support segment:

This segment represents materials, machinery and tooling and services provided predominately to the products segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

15.	Segment reporting data (continued):

Performance is evaluated based on pretax earnings before amortization and interest, and return on invested capital. The Company sells to a broad range of customers, none of which accounted for more than 6.2% (2003 - 6.5%) of net sales.

The accounting policies for each of the segments are the same as those described in note 1. Intersegment transactions are negotiated as if the transactions were to third parties, at market prices.

2004	Products	Eliminations	Support	Eliminations	Consolidated
Net sales	$2,292,521	$(48,317)	$787,432	$(696,505)	$2,335,131
Earnings before amortization and interest	153,800	-	137,197	-	290,997
Amortization charges	117,143	-	47,076	-	164,219
Acquisition of property, plant and equipment and goodwill	82,328	-	17,397	-	99,725
Property, plant and equipment	650,017	-	680,583	-	1,330,600
Goodwill	177,985	-	35,635	-	213,620
Total assets	1,490,004	-	954,968	-	2,444,972

2003	Products	Eliminations	Support	Eliminations	Consolidated
Net sales	$1,850,057	$(27,486)	$599,650	$(536,824)	$1,885,397
Earnings before amortization and interest	17,380	-	94,976	-	112,356
Amortization charges	89,827	-	36,536	-	126,363
Acquisition of property, plant and equipment and goodwill	67,945	-	28,513	-	96,458
Property, plant and equipment	761,347	-	721,376	-	1,482,723
Goodwill	183,038	-	35,641	-	218,679
Total assets	1,641,720	-	888,734	-	2,530,454

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

15.	Segment reporting data (continued):

Certain information with respect to geographic regions is presented below:

2004	Canada	U.S.	Other	Total
	Sales
Manufactured by:
Canadian operations	$798,664	$601,402	$14,953	$1,415,019	61%
U.S. operations	10,337	745,178	6,511	762,026	33%
Other operations	8,089	2,006	147,991	158,086	6%
	$817,090	$1,348,586	$169,455	$2,335,131
	35%	58%	7%		100%

2004	Canada	U.S.	Other	Total
Property, plant and equipment	$994,854	$233,027	$102,719	$1,330,600
Goodwill	84,470	118,637	10,513	213,620

2003	Canada	U.S.	Other	Total
	Sales
Manufactured by:
Canadian operations	$616,060	$483,883	$5,877	$1,105,820	59%
U.S. operations	202	647,845	6,199	654,246	35%
Other operations	4	1,186	124,141	125,331	6%
	$616,266	$1,132,914	$136,217	$1,885,397
	33%	60%	7%		100%

2003	Canada	U.S.	Other	Total
Property, plant and equipment	$1,080,997	$276,568	$125,158	$1,482,723
Goodwill	84,620	123,546	10,513	218,679

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

16.	Supplemental cash flow information:

	(a)	Items not affecting cash:

	2004	2003
Amortization charges	$164,219	$126,363
Amortization of deferred financing costs	329	280
Future income taxes	28,378	(13,498)
Asset write-downs	17,523	158,200
Other	(2,072)	(24,157)
Cash provided	$208,377	$247,188

(b)	Change in non-cash working capital:

	2004	2003
Accounts receivable	$67,762	$16,329
Inventories	(78,475)	39,347
Prepaid expenses	9,727	(4,285)
Accounts payable and accrued liabilities	26,422	(5,447)
Cash provided	$25,436	$45,944

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

17.	Financial instruments and risk management:

	(a)	Derivative financial instruments:

The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative instruments.

	(b)	Concentration of credit risk:

Concentration of credit risk in accounts receivable is limited due to the large number of customers comprising the Company's customer base throughout the world. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to particular customers, historical trends and other relevant information.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

17.	Financial instruments and risk management (continued):

(c) Fair values of financial instruments:

The fair values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and term bank loan, as recorded in the consolidated balance sheets, approximate their carrying amounts due to the short-term maturities of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates of term debt are determined by references to current market prices for debt with similar terms and risks. As at December 31, 2004, the fair value of the Company's senior notes exceeded the carrying value of these obligations by $15,709 (2003 - $40,492) using year end exchange rates and discount rates ranging from 2.2% to 3.0%. As at December 31, 2004, the fair value of the Company's medium-term notes exceeded the carrying value of these obligations by $14,990 (2003 - $27,881), using a discount rate of 4.13%.

18.	Commitments:

The Company is committed to minimum annual payments under operating leases for the rental of buildings as follows:

2005	$9,175
2006	7,377
2007	5,381
2008	4,403
2009	3,236
Thereafter	841
$30,413

The Company has a long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer from a North American supplier. The contract is at market prices reflecting the volume and term commitments. The commitment extends until December 31, 2011. The parties can renew the agreement for two two-year terms upon mutual agreement.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

19.	Contingencies:

The Company and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The first complaint, filed on December 14, 2004 and thereafter, amended on January 4, 2005, purports to be brought on behalf of all purchasers of the Company's common stock between February 9, 2000 and October 13, 2004. The second complaint, filed on December 17, 2004, purports to be brought on behalf of all purchasers of the Company's publicly-traded securities between February 11, 1999 and October 13, 2004. Both actions purport to assert U.S. federal securities law violations, principally alleging that the Company misrepresented its business performance and engaged in various improprieties. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief.

On February 14, 2005, two putative class members separately moved for consolidation of the two related actions, appointment as Lead Plaintiff, and approval of their respective counsel as Lead Counsel. By order dated March 10, 2005, the court consolidated the two cases within a single action and appointed lead plaintiffs and their lead counsel. By order dated March 17, 2005, the court set a schedule for the filing of a consolidated amended complaint and subsequent motions to dismiss.

The Company is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company, and intends to defend itself vigorously in these actions.

The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

The ongoing investigations described in note 2(a) may produce results that have a material impact on the Company and its previously reported financial results.

The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

20.	Related party transactions:

During the fifteen months ended December 31, 2004, related party transactions with companies related to the controlling shareholder totalled $870 (2003 - $1,650). Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $12,107.

At December 31, 2004, there are accounts receivable from companies related to the controlling shareholder of $100 and an accounts receivable from the controlling shareholder of $1,130. At December 31, 2004, there are accounts receivable of $148 and accounts payable of $2,452 relating to other related parties.

These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

21.	Significant differences between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, accounting principles generally accepted in the United States of America ("U.S. GAAP") differ from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements:

(a) Description of GAAP differences:

(i) Substantively enacted tax laws and rates:

Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. There are no substantively enacted rates in the periods presented.

U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

		(ii)	Comprehensive income:

The FASB in the United States issued SFAS 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

		(iii)	Incorporated joint ventures:

U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company's interest in joint ventures is presented in note 4.

	(b)	Net earnings in accordance with U.S. and Canadian GAAP and comprehensive income:

There are no differences in the determination of net income between U.S. and Canadian GAAP. Comprehensive income for U.S. GAAP purposes is determined as follows:

	2004	2003
Net earnings (loss) in accordance with Canadian and U.S. GAAP	$36,849	$(58,211)
Foreign currency translation adjustment	(41,472)	(73,139)
Comprehensive loss based on U.S. GAAP	$(4,623)	$(131,350)

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

	(c)	Shareholders' equity in accordance with U.S. GAAP:

	2004	2003
Shareholders' equity in accordance with Canadian GAAP	$1,365,461	$1,365,412
Substantively enacted tax laws and rates (note 21(a)(i))	-	-
Shareholders' equity in accordance with U.S. GAAP	$1,365,461	$1,365,412

(d)	Effect on consolidated balance sheets and consolidated statements of earnings:

The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

	2004	2003
Term debt	$321,517	$404,548
Net future income tax liabilities	132,488	104,569
Tax provision	38,960	(4,483)
Interest and financing charges	50,651	50,712

(e)	Other disclosures:

	(i)	Accounting for employee stock options:

Prior to fiscal 2003, the Company, as permitted under SFAS No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions by period:

There were no options granted in the fifteen months ended December 31, 2004.

Assumptions	2003
Risk-free interest rate	3.8%
Expected life	5.2 years
Expected volatility	49.7%
Weighted average fair value of options granted	$8.26

In December 2002, the FASB issued SFAS No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. An amendment of FASB Statement 123, SFAS 148 amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS 123, rather than electing to continue to follow the intrinsic value method. Under SFAS 148, the Company could have adopted the recommendations of SFAS 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002. The effect of adoption of SFAS 148 was that after-tax stock compensation expense of $45 was recorded in 2004 (2003 - $74).

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2004	2003
Net earnings (loss), as reported	$36,849	$(58,211)
Pro forma stock compensation expense	(1,155)	(3,822)
Net pro forma earnings (loss)	$35,694	$(62,033)
Basic earnings (loss) per share:
As reported	$0.39	$(0.62)
Pro forma	0.38	(0.67)
Diluted earnings (loss) per share:
As reported	0.39	(0.62)
Pro forma	0.38	(0.67)

(ii)
In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46") - Consolidation of Variable Interest Entities, which requires the consolidation of entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. This interpretation applies to all variable interest entities created after January 31, 2003, and by the beginning of the first interim and annual reporting period commencing after September 2003 for variable entities created prior to February 1, 2003.

In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"), which replaces the interpretation released in January 2003. FIN 46R clarifies certain provisions of FIN 46 and provides guidance with respect to the consolidation of variable interest entities. FIN 46R requires the primary beneficiary of a variable interest entity's activities to consolidate the variable interest entity. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity's activities. FIN 46R was effective December 31, 2003.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

The Company has not identified any variable interest entities created, or interest in variable interest entities obtained which would require consolidation or disclosure under FIN 46R.

(iii)
In June 2003, the Accounting Standards Board ("AcSB") issued new CICA Accounting Guideline, Consolidation of Variable Interest Entities ("AcG-15"). This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline was initially to be effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged.

With the release in December 2003 by FASB of revised FIN 46R, the AcSB revised the effective date for AcG-15 to November 1, 2004. The Company has not identified any variable interest entities created, or interest in variable interest entities obtained which would require consolidation or disclosure under AcG-15.

	(iv)	In December 2004, FASB issued SFAS No. 123R (Revised) ("SFAS 123R"), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation.

Statement SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company, effective October 1, 2002, adopted SFAS 123R, as amended by SFAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure. The Canadian and U.S. GAAP difference relating to share-based payments was eliminated for such payments after the adoption of these standards. However, disclosure is made in note 21(c)(i) for the impact had the Company applied the fair value-based method to all stock options outstanding at the date of adoption.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Fifteen months ended December 31, 2004 and year ended September 30, 2003

21.	Significant differences between Canadian and United States generally accepted accounting principles (continued):

(v)
In November 2004, FASB issued SFAS No. 151 ("SFAS 151"), Inventory Costs - An Amendment to ARB No. 42, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, allocation of fixed overheads to the cost of conversion should be based on the normal capacity of production facilities. The requirements of SFAS 151 do not have an effect on the Company's consolidated financial statements.

(vi)
In December 2004, FSAB issued SFAS No. 153 ("SFAS 153"), Exchange of Monetary Assets - An Amendment to APB Opinion No. 29. This statement eliminates the exception to fair value for exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This would include transactions that are not expected to result in significant changes in the cash flows of the Company. The requirements of SFAS 153 do not have an effect on the Company's consolidated financial statements.